UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

Date of report: For the month of October 2021
Commission File Number: 001-39084

Innate Pharma S.A.
 (Translation of registrant's name into English)

Innate Pharma S.A.
 117 Avenue de Luminy—BP 30191
 13009 Marseille, France
 + 33 (0) 4 30 30 30
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated October 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: October 15, 2021	By:	/s/ Mondher Mahjoubi
	Name:	Mondher Mahjoubi
	Title:	Chairman of the Executive Board and Chief Executive Officer